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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         _______________________________

                               Amendment No. 2 to
                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
        (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

                           COMMUNITY BANKSHARES, INC.
                              (Name of the Issuer)

                           COMMUNITY BANKSHARES, INC.
                      (Names of Person(s) Filing Statement)

                          COMMON STOCK, PAR VALUE $5.00
                         (Title of Class of Securities)
                         _______________________________
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                                                                Copy to:
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                 J. ALTON WINGATE                         RICHARD R. CHEATHAM, ESQ.
   CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER        KILPATRICK STOCKTON LLP
           448 NORTH MAIN STREET                     1100 PEACHTREE STREET, SUITE 2800
        CORNELIA, GEORGIA 31531 (706) 776-2265            ATLANTA, GEORGIA 30309
  (Name, Address and Telephone Number of Person               (404) 815-6500
 Authorized to Receive Notices and  Communications
      on Behalf of Person(s) Filing Statement)
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                               ______________________________

This statement is filed in connection with (check the appropriate box):

a.     [X]     The filing of solicitation materials or an information statement subject to Regulation14A (240.14a-1 through 240.14b-2), Regulation 14C (240.14c-1 through 240.14c-101) or Rule 13e-3(c)
               (240.13e-3(c)) under the Securities Exchange Act of 1934 ("the
               Act")

b.     [_]     The filing of a registration statement under the Securities Act of 1933.

c.     [_]     A tender offer.

d.     [_]     None of the above.

Check the following box if the soliciting materials or information statement
referred to in checking box (a) are preliminary copies.     [_]

Check the following box if the filing is a final amendment reporting the results
of the transaction.     [__]

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

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                        RULE 13E-3 TRANSACTION STATEMENT

This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by Community Bankshares, Inc. (the "Company) in connection with a proposed 1-for-500 reverse stock split that, if effected, will result in the Company having less than 300 record holders of its outstanding Common Stock, par value $1.00 per share.

Filed herewith as Exhibits (a)(3)(i) and (a)(3)(ii), respectively, are a notice of Special Meeting and Proxy Statement (the "Proxy Statement") and a Proxy Card the Company intends to distribute to its shareholders in connection with the Special Meeting of Shareholders to be held on April 27, 2005 for the purpose of voting upon the amendment to the Company's articles of incorporation necessary to effect the proposed reverse stock split.

In accordance with General Instruction F to Schedule 13E-3, the information set forth in the Proxy Statement, including any appendices thereto, is hereby incorporated herein by reference in response to Items 1 through 15 of Schedule 13E-3.

ITEM 16.  EXHIBITS

(a)(3)(i) Notice of Meeting and Proxy Statement of Community Bankshares, Inc. for April 27, 2005 Special Meeting of Shareholders ("Proxy Statement")

(a)(3)(ii)  Proxy Card for April 27, 2005 Special Meeting of
            Shareholders

(c)(1) Report of the Financial Advisor (included in the Proxy Statement filed as Exhibit (a)(3)(i))

(c)(2) Opinion of the Financial Advisor (included in the Proxy Statement filed as Exhibit (a)(3)(i))

(f) Description of Dissenters' Rights and Procedure for Exercise (included in the Proxy Statement filed as Exhibit (a)(3)(i))

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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.


                                     COMMUNITY BANKSHARES, INC.

                                         /s/ J. Alton Wingate
                                        -----------------------------------
                                        J. Alton Wingate
                                        Chairman, President and Chief Executive
                                        Officer

                                        April 22, 2005